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                             June 21, 2022

       Nick Zeng
       Chief Executive Officer
       Harmony Energy Technologies Corporation
       165 Broadway, FL 23
       New York, NY 10006

                                                        Re: Harmony Energy
Technologies Corporation
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed June 8, 2022
                                                            File No. 000-56380

       Dear Mr. Zeng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10-12G

       General

   1. Many of the comments contained in this letter have numerous components. To facilitate the staff's analysis of
your disclosure, your response letter should separate each comment and component and
reproduce the disclosure and the specific location in your filing where you believe the SEC's
concern is addressed. Please also note that the headings in this comment letter and
comments themselves direct you to where the responsive disclosure should appear if it
does not appear in that location already.
   2. We note your response to prior comment 1 and your related disclosure on page 3.
                                                        However, we disagree
with the conclusion that you are not a China-based issuer. We acknowledge disclosure
that your management is based in the United States and Canada, and that your business
model anticipates future sales of your lithium-ion products solely in the United States.
However, it appear the majority of your actual operations to date has
 Nick Zeng
FirstName  LastNameNick  ZengCorporation
Harmony Energy   Technologies
Comapany
June       NameHarmony Energy Technologies Corporation
     21, 2022
June 21,
Page 2 2022 Page 2
FirstName LastName
         been China-based, as reflected in your financial statements for the years ended December
         30, 2020 and 2021, which records revenue derived solely from sales in China. Please revise your disclosure accordingly, including in response to each of our prior comments.
         Disclosure explaining that you are in the process of shifting your business from China to the United States may be included, as appropriate, although this should not minimize your
         China-based disclosure and should make clear the associated risks, including that management may change its intentions in response to circumstances or otherwise.
Item 1
Business, page 1

3. We note your responses to prior comments 3 and 7. Please revise the statement, "We do not believe that the Holding Foreign Companies Accountable Act ('HFCAA') applies to our company," to reflect that the HFCAA applies to any issuer required to file reports under section 13 or 15(d) of the Securities Exchange Act of 1934, including the company.
         Additionally describe the rules adopted by the Commission to implement the HFCAA.
         We note your disclosure that your auditor is based in Canada and is subject to PCAOB inspections. Please revise the risk factor on page 18 to disclose the risks that, if the
         PCAOB were to determine that they cannot inspect fully your auditor, your securities may be prohibited from trading or delisted.
4. We note your response and reissue prior comment 5. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors (as this may relate to future offerings of your registered securities). Expand the disclosure on page 7 to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, please disclose how you determined no permissions or approvals were required. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.
5. We note your response to comment 8. Please expand the disclosure on page 8 to describe and quantify any transfers of assets other than cash that have occurred between the company and its subsidiary, or make clear if not such transfers have been made to date. Please additionally disclose a narrative of the cash management policies and procedures that dictate how funds are transferred between your entities, including whether cash generated from one entity is used to fund another entity's operations, and whether you have ever faced or could face difficulties or limitations in your ability to transfer cash between entities. Additionally revise your risk factors to describe any restrictions on
 Nick Zeng
Harmony Energy Technologies Corporation
June 21, 2022
Page 3
      foreign exchange and your ability to transfer cash between entities, across borders, and to
      U.S. investors; for example, and without limitation, regulation of loans and direct investments, restrictions on dividends, and controls on foreign exchange. Exhibits

6. We note your response to prior comment 13 and reissue it in part. Please refile exhibits
      10.11 through 10.17 to reflect the (i) current maturity date of each loan agreement, as disclosed in the table on page 5, (ii) assignments of the loans to Nianxu Zheng and
      Keystone Associates, Inc., and (iii) extension for payment of consideration and waiver of interest due in relation to the acquisition of Smarten.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at 202-551-3346 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any other questions.



                                                            Sincerely,
FirstName LastNameNick Zeng
                                                   Division of Corporation
Finance
Comapany NameHarmony Energy Technologies Corporation
                                                   Office of Manufacturing
June 21, 2022 Page 3
cc:       Patti Weber
FirstName LastName